UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission file number: 001-38639

111, Inc.

3-4/F, No.295 ZuChongZhi Road,

Pudong New Area

Shanghai, 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

111, Inc. (the “Company”) is furnishing this Form 6-K to report that in connection with the proposed listing of the Company’s principal operating subsidiary, Yaofang Information Technology (Shanghai) Co., Ltd. (the “PRC Principal Subsidiary”) on the Shanghai Stock Exchange’s Sci-Tech innovAtion boaRd (the “STAR Market”) and as required by the rules and regulations of the China Securities Regulatory Commission and the STAR Market, the Company’s Board of Directors (the “Board”) has approved that Mr. Yang Chen will serve as the Chief Financial Officer of the PRC Principal Subsidiary, and that Mr. Junling Liu will serve as the Company’s Acting Chief Financial Officer until the appointment of a new person for the role of Chief Financial Officer of the Company, in each case, effective as of November 6, 2020. Mr. Liu will continue to serve as the Chief Executive Officer of the Company. Mr. Chen has served as the Company’s Chief Financial Officer since February 2019.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

111, INC.

Date:	November 6, 2020	By:	/s/ Junling Liu
			Name:	Junling Liu
			Title:	Chief Executive Officer